UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

Alliance Bankshares Corporation
(Name of Issuer)

Common Stock, par value $4.00 per share
(Title of Class of Securities)

018535104
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

CUSIP No. 018535104                                                 13G

1.	NAMES OF REPORTING PERSONS. Sandy Spring Bancorp, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 237,275
	6.	SHARED VOTING POWER 25,875
	7.	SOLE DISPOSITIVE POWER 237,275
	8.	SHARED DISPOSITIVE POWER 25,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,150
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15% of 5,108,717 shares of common stock at December 31, 2011.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Page 3 of 10 Pages

CUSIP No. 018535104

1.	NAMES OF REPORTING PERSONS. Sandy Spring Bank
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 237,275
	6.	SHARED VOTING POWER 25,875
	7.	SOLE DISPOSITIVE POWER 237,275
	8.	SHARED DISPOSITIVE POWER 25,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,150
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15% of 5,108,717 shares of common stock at December 31, 2011.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

Page 4 of 10 Pages

CUSIP No. 018535104

1.	NAMES OF REPORTING PERSONS. West Financial Services, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 237,275
	6.	SHARED VOTING POWER 25,875
	7.	SOLE DISPOSITIVE POWER 237,275
	8.	SHARED DISPOSITIVE POWER 25,875

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,150
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15% of 5,108,717 shares of common stock at December 31, 2011.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 5 of 10 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Alliance Bankshares Corporation

(b)	Address of Issuer’s Principal Executive Offices:

14200 Park Meadow Drive
Suite 200 South
Chantilly, Virginia 20151

Item 2.

(a)	Name of Person Filing:

Sandy Spring Bancorp, Inc.
Sandy Spring Bank
West Financial Services, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

17801 Georgia Avenue
Olney, Maryland 20832

(c)	Citizenship:

State of Maryland

(d)	Title of Class of Securities:

Common Stock, par value $4.00 per share

(e)	CUSIP Number:

See Page 1.

Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(b)	[x] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(e)	[x] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(g)	[x] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 263,150

(b) Percent of class: 5.15% of 5,108,717 shares of common stock at December 31, 2011.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
237,275

(ii) Shared power to vote or to direct the vote:
25,875

(iii) Sole power to dispose or to direct the disposition of:
237,275

(iv) Shared power to dispose or to direct the disposition of:
25,875

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Page 7 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDY SPRING BANCORP, INC.

February 8, 2012
Date

/s/ Ronald E. Kuykendall
Signature

Ronald E. Kuykendall, General Counsel
Name/Title

SANDY SPRING BANK

February 8, 2012
Date

/s/ Frederick G. Burke
Signature

Frederick G. Burke, Senior Vice President
Name/Title

WEST FINANCIAL SERVICES, INC.

February 8, 2012
Date

/s/ Glen J. Buco
Signature

Glen J. Buco, President
Name/Title

Page 9 of 10 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $4.00 per share, of Alliance Bankshares Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of February, 2012.

(signatures on next page)

Page 10 of 10 Pages

SANDY SPRING BANCORP, INC.

February 8, 2012
Date

/s/ Ronald E. Kuykendall
Signature

Ronald E. Kuykendall, General Counsel
Name/Title

SANDY SPRING BANK

February 8, 2012
Date

/s/ Frederick G. Burke
Signature

Frederick G. Burke, Senior Vice President
Name/Title

WEST FINANCIAL SERVICES, INC.

February 8, 2012
Date

/s/ Glen J. Buco
Signature

Glen J. Buco, President
Name/Title